January 5, 2015

Via EDGAR

Mr. Michael R. Clampitt

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Peoples Bancorp Inc. Registration Statement on Form S-4 Filed October 3, 2014, As Amended on November 13, 2014, December 8, 2014 and As Further Amended on December 31, 2014, File No. 333-199152

Dear Mr. Clampitt:

This letter sets forth the responses of Peoples Bancorp Inc. (“Company”) to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated December 18, 2014 regarding the Company’s registration statement on Form S-4 (the “Registration Statement”), filed with the Commission on October 3, 2014, as amended on November 13, 2014, as further amended on December 8, 2014.

For your convenience, we have repeated each Staff comment in bold face type exactly as given in the comment letter and set forth below each such comment is our response. All references to page numbers in the Company’s responses are to the pages in the marked version of the joint proxy statement/prospectus (the “Prospectus”) included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”) which is being provided under separate cover.

General

1.	We acknowledge your response to comment 3 of our letter to you dated November 25, 2014. As we requested, please disclose any and all material nonpublic information that was shared, directly or indirectly, with NB&T Financial or any of its advisors or consultants including Keefe, Bruyette & Woods including, but not limited to the following:

•	“projections” for Peoples Bancorp for fiscal years 2014 through 2019;

•	“projected balance sheet and capital data of PEBO (giving effect to the acquisitions) (page C-2);”

•	“estimates regarding certain pro forma financial effects of the Transaction on PEBO (page C-2);” and

•	“discussions with senior management of… PEBO regarding… “future prospects (page C-3).”

Michael R. Clampitt

U.S. Securities & Exchange Commission

January 5, 2015

In response to the Staff’s comment, the Company and NB&T Financial respectfully submit that all material non-public information shared with NB&T Financial and its advisors and consultants is reflected in the Registration Statement, consistent with public company merger practice. Certain clarifying revisions have been made to the disclosure appearing on pages 56, 57 and 66 of the Registration Statement

In relation to the specific bullet points raised in the comment, the Company submits that:

•	With respect to the “projections” for the Company for fiscal years 2014 through 2019, such projections were provided to the Staff in response to Comment No. 3 of the Staff’s letter dated October 30, 2014, in which the Staff requested the projections in connection with the fairness opinion of Raymond James & Associates, Inc. (“Raymond James”). However, these projections were prepared by Raymond James for the benefit of the Company and were not provided to, or shared with, NB&T Financial or Keefe, Bruyette & Woods, Inc. (“KBW”) at any time.

We note for the Staff the existing disclosure appearing on pages 56, 62, 65 and 66 of the Registration Statement which, consistent with KBW’s written presentation, dated August 4, 2014, to NB&T Financial’s board of directors (the “KBW Board Book”) provided to the Staff by NB&T Financial’s counsel in response to the Staff’s Comment No. 2 of its November 25, 2014 letter, indicates that KBW utilized publicly available third party analyst consensus EPS estimates, rather than financial projections for the Company provided or shared by the Company or Raymond James, for 2014 and 2015, and an earnings estimate for 2016 derived by KBW from an assumed long-term earnings growth rate. Although discussions took place regarding such consensus estimates and assumed long-term earnings growth rate, neither NB&T Financial nor KBW were provided financial projections for the Company prepared by the Company or Raymond James.

•	With respect to the “projected balance sheet and capital data of PEBO,” no such information was provided to, or shared with, NB&T Financial or KBW at any time. Although discussions took place between the Company, Raymond James and KBW regarding the underlying data that KBW might utilize in certain of the financial analyses performed by KBW (i.e., the “Relative Contribution Analysis” and the “Pro Forma Financial Impact Analysis” appearing on pages 65 and 66) in connection with its opinion, specific projected balance sheet and capital data of PEBO prepared by the Company or Raymond James were not provided to NB&T Financial or KBW during these discussions. Additionally, any information that was the subject of such discussion has been subsequently superseded by later public disclosures of more accurate information included in or incorporated by reference into the Registration Statement (for which the Company assumes attendant liability) as follows:

¡	the investor presentation included in a Form 8-K filed by the Company on August 4, 2014;

¡	the pro forma balance sheet included in the Registration Statement on page 22;

¡	the earnings conference call, the transcript of which is included in a Form 8-K filed by the Company on October 24, 2014; and

Michael R. Clampitt

U.S. Securities & Exchange Commission

January 5, 2015

¡	the investor presentation included in a Form 8-K filed by the Company on November 3, 2014.

Finally, the Company and NB&T Financial believe that the foregoing information is not material to understanding the results of the relevant analyses performed by KBW (i.e., the “Relative Contribution Analysis” and the “Pro Forma Financial Impact Analysis” appearing on pages 65 and 66).

•	With respect to the “estimates regarding certain pro forma financial effects of the transaction on PEBO,” the Company provided NB&T Financial and KBW with a draft of the investor presentation that was included on the Form 8-K filed on August 4, 2014. In addition, the Company, Raymond James and KBW discussed on a conference call certain underlying assumptions regarding the projected EPS growth rate, cost savings and revenue enhancements that KBW utilized in certain of the financial analyses performed by KBW (i.e., the “Pro Forma Financial Impact Analysis” appearing on page 66) in connection with its opinion, specifically:

¡	In relation to the projected EPS growth rate, as noted above, KBW utilized publicly available third party analyst consensus EPS estimates, rather than financial projections for the Company provided or shared by the Company or Raymond James, for 2014 and 2015, and utilized an earnings estimate for 2016 derived by KBW from an assumed long-term earnings growth rate discussed orally with the Company. However, no long-term earnings growth rate was provided to KBW by the Company or Raymond James.

¡	In relation to estimated cost savings, the parties discussed potential cost savings to the Company as part of the merger. However, these estimates were subsequently made public in the investor presentation included in a Form 8-K filed on August 4, 2014 (see, page 8) and incorporated by reference into the Registration Statement.

¡	In relation to revenue enhancements, no specific revenue enhancements were provided and/or shared with NB&T Financial or KBW. The specific number appearing on 27 of the KBW Board Book was derived from verbal discussions with the Company and Raymond James regarding the possible accretive effect of the proposed merger during the aforementioned conference call.

Notwithstanding the discussions noted above, the Company and NB&T Financial believe that the foregoing information is not material to understanding the results of the relevant analysis performed by KBW (i.e., the “Pro Forma Financial Impact Analysis” appearing on page 66). Moreover, the information noted above and discussed on such conference calls has been either made public or has been superseded by later public disclosures of more accurate information included in or incorporated by reference into the Registration Statement (for which the Company assumes attendant liability) as follows:

¡	the investor presentation included in a Form 8-K filed by the Company on August 4, 2014;

¡	the projected EPS of the Company disclosed in the Registration Statement on page 63;

Michael R. Clampitt

U.S. Securities & Exchange Commission

January 5, 2015

¡	the earnings conference call, the transcript of which is included in a Form 8-K filed by the Company on October 24, 2014; and

¡	the investor presentation included in a Form 8-K filed by the Company on November 3, 2014.

Finally, we note for the Staff that the Company has disclosed in the Registration Statement what it believes to be the material pro forma effects of the transaction. See, page 21 et seq.

•	With respect to “discussions with senior management of PEBO regarding future prospects,” all material non-public information regarding the discussions with Peoples’ senior management has been publicly disclosed. The only two items discussed between the parties that would, at any time, have constituted material, non-public information, other than the information discussed above, were: (i) the Company’s intention to conduct a private placement transaction to facilitate a capital raise for the merger, and (ii) the fact that the Company would not enter into any additional bank acquisitions during the pendency of the NB&T Financial transaction. The private placement transaction was disclosed in a Form 8-K filed on August 4, 2014 and in a Form S-3 filed August 12, 2014, as amended September 16, 2014. The Company’s covenant to refrain from entering into additional bank acquisitions prior to the closing of the merger is disclosed in the Registration Statement on page 94.

Summary, Required vote, page 11

2.	We acknowledge your response to comment 11 of our letter to you dated November 25, 2014. Please fill in the issuing information in the first paragraph. We note that 33 percent of the outstanding stock of NB&T Financial Group, Inc. is beneficially owned by five individuals. Please disclose whether any of these beneficial owners have indicated their intent or commitment to vote to approve the merger.

In response to the Staff’s comment, the Company respectfully submits that the share numbers cannot be confirmed until the record date for Peoples special meeting has been set. The record date will be set once the Company has cleared comments with the Staff and the share information will be provided at that time and before any request for effectiveness of the Registration Statement.

The Company has revised its disclosure on page 11 as follows:

No non-director executive officer of NB&T Financial nor any other NB&T Financial shareholder included in the table on page 100 of this joint proxy statement/prospectus has executed a voting agreement with Peoples nor has any such person committed to Peoples or NB&T Financial that such person will vote in favor of any of the matters being presented to the NB&T Financial shareholders at the NB&T Financial special meeting.

Michael R. Clampitt

U.S. Securities & Exchange Commission

January 5, 2015

Further, to the knowledge of the directors and executive officers of NB&T Financial, none of the five individuals included in the beneficial ownership table on page 100, except Brooke W. James, who is a director of NB&T Financial and who has signed a voting agreement, have expressed any commitment to vote to approve the merger, nor have any of those individuals expressly stated to any director or executive officer of NB&T Financial or Peoples that they intend to vote for or against the merger.

Summary, Interests of directors and executive officers of NB&T Financial in the Merger, page 13

3.	Please advise the staff, with a view towards additional disclosure, why the amount added on page 14 ($5,619,862) does not reconcile to the Table on page 76 ($4,894,412).

In response to the Staff’s comment, the Company respectfully submits that the Staff, in its letter to the Company dated November 25, 2014, requested that the disclosure on page 14 indicate the aggregate value received by the executive officers and directors. However, the Staff requested that the disclosure on page 75 should indicate the aggregate value of benefits received only by executive officers. Please see Staff Comment Letter dated November 25, 2014, comments 6 and 9.

Fairness Opinion of Raymond James & Associates to the Board of Peoples Bancorp Inc., Appendix D

4.	The second to last paragraph on page D-3 of the fairness opinion of Raymond James & Associates to the Board of Directors of Peoples Bancorp Inc. includes a limitation on reliance by shareholders (“It is understood that this letter is for the information of the Board of Directors of the Company (solely in each directors capacity as such) in evaluating the proposed Transaction . . . . This Opinion may not be reproduced or used for any other purpose without our prior written consent. . . . ”). Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Financial Advisor’s belief that shareholders cannot rely upon the opinion to support any claims against Financial Advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor’s engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Financial Advisor would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

In response to the Staff’s comment, the fairness opinion of Raymond James has been revised to eliminate the restriction on use contained on page D-3.

Exhibit 5.1 Legal Opinion of Dinsmore & Shohl LLP to the Board of Peoples Bancorp Inc.

Michael R. Clampitt

U.S. Securities & Exchange Commission

January 5, 2015

5.	Consistent with Item 601(b)(5)(i) of Regulation S-K please delete the limitation on reliance by shareholders in the last paragraph of the legal opinion of Dinsmore & Shohl LLP to the Board of Peoples Bancorp Inc. (“Except in connection with the Registration Statement as aforesaid, no portion of this opinion may be quoted or otherwise used by any person without our prior written consent.”)

In response to the Staff’s comment, Dinsmore & Shohl LLP has removed the limitation on reliance by shareholders from Exhibit 5.1.

Exhibit 99.2 Consent of Raymond James

6.	As required by Item 601(b)(23) of Regulation S-K, please file a consent that is dated. Please delete your statement that: “we…disclaim that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the Rules and Regulations of the Securities and Exchange Commission thereunder.”

In response to the Staff’s comment, Raymond James has dated its consent and revised the statement as follows:

“In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we hereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.”

Thank you for your consideration of the Company’s responses to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call me at 740-376-7574.

Sincerely,

/s/ M. Ryan Kirkham

M. Ryan Kirkham, Esq.
Corporate Counsel

cc:	Ms. Susan B. Zaunbrecher, Dinsmore & Shohl LLP Ms. Cynthia A. Shafer, Vorys, Sater, Seymour and Pease LLP